EXHIBIT 8

                              DESCRIPTION OF
        LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY'S PURCHASE, REDEMPTION AND TRANSFER PROCEDURES FOR CONTRACTS
                     PURSUANT TO RULE 6e-3(T)(b)(12)(ii)

This document sets forth the administrative procedures that will be followed by Lutheran Brotherhood Variable Insurance Products Company (LBVIP) in connection with the issuance of its flexible premium variable life insurance contract (the 'Contract') described in this Registration Statement, the transfer of the Contract's assets, and the redemption by the Contract Owners of their interest in the Contracts. Capitalized terms that are not defined herein shall have the same meaning as such terms are defined in the Flexible Premium Variable Life Insurance Contract Prospectus.



                         "PUBLIC OFFERING PRICE":
                    PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principle Contract provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the Contract cause procedures to differ in certain significant respects from purchase procedures for mutual funds or contractual plans.


PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

Premiums for the Contract will not be the same for all Contract Owners. LBVIP requires payment of the minimum Contract Issuance Premium before the Contract will be issued. The Minimum Contract Issuance Premium will generally equal the initial Scheduled premium selected by the Contract Owner, or, for automatic payment plans, the greater of two Death Benefit Guarantee Premiums or the initial Scheduled Premium. If the Date of Issue precedes the Contract Date and the Minimum Contract Issuance Premium otherwise required would not provide a premium payment sufficient for the next Contract Month, additional Scheduled Premium payment(s) sufficient for the next Contract Month will be required.

The Contract has a Death Benefit Guarantee if the Contract Owner chooses to pay premiums sufficient to maintain the Death Benefit Guarantee. This premium is set forth in the Contract. If the Death Benefit Guarantee is in effect, LBVIP guarantees the Contract will stay in force until the later of
(a) the Insured's Attained Age 71 and (b) the Attained Age of the Insured at the end of a period ranging from 11 to 31 years (varying with the Insured's Attained Age at issue) from the Date of Issue. The Accumulated Value is not guaranteed.

The Contract Owner will determine a Scheduled Premium that provides for a level premium payable at a fixed interval. Payment of the Scheduled Premium is not, however, mandatory and failure to do so will not in itself cause the Contract to lapse. Instead, Contract Owners may determine the amount and timing of subsequent premiums subject to the following restrictions:

     - In most cases, payment of a cumulative premium sufficient to maintain the Death Benefit Guarantee will be required to keep the Contract in force during the first few Contract Years.

     - LBVIP will return to the Contract Owner any premium paid that would exceed the current maximum premium payments allowed for life insurance under Federal Law.

The Contract will stay in force as long as the Cash Surrender Value is sufficient to pay the Monthly Deduction (the charges imposed in connection with the Contract.) The amount of premium, if any, required to keep the Contract in force depends on the Cash Surrender Value which in turn depends on such factors as the investment experience, the amount of any outstanding loans, and the Decrease Charge. The Monthly Deduction varies with the cost of insurance charge. The cost of insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Contract Owner pays cost of insurance charges commensurate with his or her mortality risk which is actuarially determined based on the Insured's sex, Attained Age, and premium class. The same rate applies to all Insureds in a given actuarial category and within the same initial Face Amount category. The rate is based on LBVIP's expectations as to future mortality experience.

The Contract will be sold according to established underwriting standards and state insurance laws. State insurance laws prohibit unfair discrimination among Contract Owners but recognize that premiums must be based on factors such as age, sex, health, and occupation.


APPLICATION AND INITIAL PREMIUM PROCESSING

LBVIP will follow certain insurance underwriting procedures to determine whether the proposed Insured is insurable. The process of underwriting evaluates risks from the information provided on the application, verification procedures such as medical examinations, and additional information furnished by the applicant on request. LBVIP will not issue the Contract until the underwriting procedure has been completed.

At the time an Application is accepted, subject to LBVIP's underwriting rules, an applicant can obtain temporary insurance protection pending issuance of the Contract by submitting payment of the Minimum Conditional Insurance Premium. The Minimum Conditional Insurance Premium will equal three initial Death Benefit Guarantee Premiums, or, in the case of automatic monthly plans, two initial Death Benefit Guarantee Premiums. If LBVIP subsequently determines that the proposed Insured is not an acceptable risk under LBVIP's underwriting standards or rules, even if the Minimum Conditional Insurance Premium has been paid, no temporary insurance coverage will have been provided and any premium paid will be refunded (without interest).

Upon delivery of the Contract, the balance (if any) of the Minimum Contract Issuance Premium must be paid. The Minimum Contract Issuance Premium will generally equal the initial Scheduled Premium selected by the Contract Owner, or, in the case of automatic monthly payment plans, the greater of the Minimum Conditional Insurance Premium or the initial Schedule Premium. If the Date of Issue precedes the Contract Date and the Minimum Contract Issuance Premium otherwise required would not provide a premium payment sufficient for the next Contract Month, additional Schedule Premium payment(s) sufficient for the next Contract Month will be required.

The Date of Issue is the date used to determine Contract Months, Contract Years, Monthly Anniversaries, and Contract Anniversaries. The Contract Date is the date on which the initial Net Premium(s) will be allocated to the Variable Account. The Contract Date will be the latest of (i) the Date of Issue; (ii) the date LBVIP receives the first premium payment on the Contract at its Home Office; and (iii) any other date mutually agreed upon by LBVIP and the Contract Owner.


ALLOCATION OF NET PREMIUMS

The Contract owner will, in the Application, indicate how Net Premiums should be allocated to the Subaccount(s) of the Variable Account. Until the Contract Date, premium payments will be allocated to LBVIP's General Account. If a Contract is issued, interest will be credited on premium payments held in the General Account at a rate of interest determined by LBVIP; no interest will be credited on these premium payments if no Contract is issued (but the full amount of any premiums paid will be refunded). On the Contract Date, Net Premiums, together with any interest credited on premiums held in the General Account, will be transferred to the Subaccount(s) of the Variable Account according to the following procedures. If the Contract is being issued in a state where the Contract Owner has a right for a period of time to receive a minimum refund equal to the gross premiums paid, then the amount held in the General Account on the Contract Date will be transferred on the Contract Date from the General Account and allocated to the Money Market Subaccount for a period of 60 days, at which time the amount held in the Money Market Subaccount will be reallocated among the Subaccount(s) pursuant to the Contract Owner's instructions. If, instead, the Contract is being issued in a state where the Contract Owner may receive a refund that reflects the investment performance of the Variable Account, the amount held in the General Account on the Contract Date will be transferred on the Contract Date from the General Account and allocated among the Subaccount(s) pursuant to the Contract Owner's instructions. Any Net Premiums received after the Contract Date will be allocated to the Subaccount(s) chosen by the Contract Owner, except that any Net Premiums received while amounts are being held in the Money Market Subaccount pending expiration of the 60-day period will be allocated to that Subaccount until that 60-day period expires.

The percentages of each Net Premium that may be allocated to any Subaccount of the Variable Account must be in whole numbers and the sum of the allocation percentages must be 100%. The allocation for future Net Premiums may be changed without charge at any time by providing LBVIP with Written Notice.


PREMIUM PROCESSING

Premium Expense Charges will be deducted from each premium payment. The Premium Expense Charges will consist of a sales charge of 5% of each premium payment; a premium tax charge of 2.5% of each premium payment; and a premium processing charge of $1.00 per premium payment ($.50 for automatic payment plans). LBVIP reserves the right to increase the premium processing charge in the future to an amount not exceeding $2.00 per premium payment ($1.00 for automatic payment plans). The net premium is allocated to the Variable Account on the Valuation Date on or next following the date LBVIP receives the premium payment.


REINSTATEMENT

A Contract that lapses without value may be reinstated at any time within 5 years after the expiration of the grace period and before the Maturity Date by submitting the following items to LBVIP:

     1.  Written application for reinstatement;

     2.  Evidence of insurability satisfactory to LBVIP;

     3. Payment or reinstatement of the Contract Debt (including any loan interest earned during the grace period) that existed on the date the grace period expired;

     4. A payment that is sufficient to cover: (a) payment of any unpaid Monthly Deductions for the grace period; and (b) a premium payment or loan repayment sufficient to increase Cash Surrender Value (that is, Accumulated Value less any Contract Debt and any Decrease Charge) to an amount equal to Monthly Deductions and interest on Contract loans for the next two Contract Months based on Unit Values on the date of reinstatement.

The amount of Cash Surrender Value on the date of reinstatement will equal the Accumulated Value on that date less any reinstated Contract Debt and any reinstated Decrease Charge (discussed below). The amount of Accumulated Value on the date of reinstatement will equal: (a) the Accumulated Value as of the expiration of the grace period before termination of the Contract; PLUS (b) any premiums received at the time of reinstatement, reduced by the Premium Expense Charges; LESS (c) any Monthly Deductions and any loan interest due for the grace period; LESS (d) the Monthly Deduction for the next Contract Month.

Contract charges will, in effect, be calculated and reinstated on a reinstated Contract as if the Contract had been reinstated effective as of the expiration of the grace period. Any Decrease Charge and any Initial Monthly Administrative Charge that applied to the Contract at the expiration of the grace period will be reinstated. The period of time from Contract termination until Contract reinstatement will not be taken into account in determining when the ten year time periods for the Decrease Charge and the Initial Monthly Administrative Charge expire or in determining when the first Contract Year expires for the purpose of calculating the Contingent Deferred Sales Charge. The cost of insurance after reinstatement will be based on the Attained Age of the Contract Owner. The Monthly Deductions and any loan interest that would have otherwise been payable during the grace period must be paid before reinstatement, which is also consistent with treating a reinstated Contract as if the Contract has been reinstated effective as of the expiration of the grace period. No contract charges are made for the period of time from Contract termination to Contract reinstatement.

The effective date of reinstatement will be the date the reinstatement application was approved.

The Death Benefit Guarantee cannot be reinstated after lapse of the Contract.


LOAN REPAYMENTS

Accumulated Value in the Loan Account will be credited with interest at an effective annual rate of 6%. NO ADDITIONAL INTEREST WILL BE CREDITED TO THESE ASSETS. The interest earned during a Contract Month will be credited at the end of the Contract Month. Any interest credited will be allocated to the Subaccount(s) in proportion to the Accumulated Value in the respective Subaccounts.

Debt may be repaid any time before the Maturity Date while the Insured is living. If not repaid, LBVIP will deduct Debt from any proceeds payable under the Contract. As Debt is repaid, the Contract's Accumulated Value held in the Subaccount(s) of the Variable Account will be restored. LBVIP will transfer the amount of such repayment (as well as any prepaid loan interest that was unearned by LBVIP at the time of repayment) from the Loan Account to the Subaccount(s) of the Variable Account in the same proportion that the Contract's Accumulated Value in a Subaccount bears to the Contract's total Accumulated Value in the Variable Account (the Contract Owner may select a different transfer basis with LBVIP's approval). When the entire Debt is repaid, interest that would be credited upon the assets held in the Loan Account during the period from the last Monthly Anniversary to the date of repayment, as well as any unearned prepaid loan interest, will also be allocated to the Subaccount(s) in the same proportion as Debt repayments will be allocated. LBVIP will allocate the repayment of Debt as of the date on which the repayment is received or, if that is not a Valuation Date, on the next following Valuation Date.

The Contract Owner must notify LBVIP if a payment is a loan repayment; otherwise, it will be considered a premium payment.


CORRECTING A MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex was misstated, the Accumulated Value and the Death Benefit will be adjusted, using the most recent Cost of Insurance Rates, to the amount that would have been provided based on the correct age and sex.



                         "REDEMPTION PROCEDURES"
                   SURRENDER AND RELATED TRANSACTIONS

The following is a summary of the principle Contract provisions and administrative procedures which constitute redemptions under the Contract. These procedures differ in certain significant respects from redemption procedures for mutual funds or contractual plans.


CASH SURRENDER VALUE

At any time before the earlier of the death of the Insured and the Maturity Date, the Contract Owner may totally surrender the Contract by giving Written Notice to LBVIP. The Cash Surrender Value will equal the
Accumulated Value less any Contract Debt and any Decrease Charge.

The Accumulated Value of the Contract is the total amount of value held under the Contract at any time (which equals the sum of the amounts held in the Loan Account and the Variable Account). The Contract's Accumulated Value in the Variable Account will reflect the investment performance of the chosen Subaccounts of the Variable Account, any Net Premiums paid, any partial surrenders, any loans, any loan repayments, any loan interest paid or credited, and any charges assessed in connection with the Contract (including any Decrease Charge previously imposed upon a requested decrease in Face Amount). The Contract Owner bears the entire investment risk for amounts allocated to the Variable Account. LBVIP does not guarantee a minimum Accumulated Value.

The Contract's Cash Surrender Value will be the Accumulated Value less any Contract Debt and any Decrease Charge. The Cash Surrender Value is relevant to continuation of the Contract, to determining the amount available for Contract loans, and to determining the amount available upon partial or total surrender of the Contract.


PARTIAL SURRENDER

The Contract Owner may also partially surrender the Contract by sending Written Notice to LBVIP. The amount of any Partial Surrender must be at least $500 and the remaining Cash Surrender Value must not be less than $500 (in each case with the Cash Surrender Value being determined on the day Written Notice is received by LBVIP, or if this is not a Valuation Date, the next following Valuation Date). The amount surrendered will be deducted from the Subaccount(s) of the Variable Account in the same proportion that the Contract Owner's Accumulated Value in the respective Subaccount(s) bears to the Contract's total Accumulated Value in the Subaccount(s) at that time (the Contract Owner may select a different deduction basis with LBVIP's approval). A surrender charge of $25 or 2% of the amount withdrawn, whichever is less, will be deducted by LBVIP from the amount withdrawn.


DEATH BENEFITS AND BENEFIT AT MATURITY

As long as the Contract remains in force, LBVIP will, upon due proof of the Insured's death, pay the death proceeds of the Contract to the named Beneficiary in accordance with the designated Death Benefit Option. The proceeds may be paid in cash or under one of the settlement options set forth in the Contract. The amount payable under the designated Death Benefit Option will be reduced by any outstanding Contract Debt and any due and unpaid Contract charges, and will be increased by any additional insurance benefits provided for in the Contract.

The Contract provides two Death Benefit Options: Option A and Option B. The Contract Owner designates the Death Benefit Option in the application.

The Option A Death Benefit is equal to the greater of (a) the Face Amount of the Contract plus the Accumulated Value of the Contract and (b) the Accumulated Value multiplied by the specified percentage set forth in the Contract (with the Accumulated Value in each case being determined on the Valuation Date on or next following the Insured's date of death).

The Option B Death Benefit is the greater of (a) the Face Amount of the Contract and (b) the Accumulated Value on the Valuation Date on or next following the Insured's date of death multiplied by the specified percentage set forth in the Contract.

If the Insured is living on the Maturity Date of the Contract, LBVIP will pay the Accumulated Value of the Contract on the Maturity Date, reduced by any Contract Debt. The Maturity Date will be shown in the Contract and will be the Contract Anniversary on or next following the Insured's 96th birthday.


LOANS

The Contract Owner may at any time after the first Contract Year borrow money from LBVIP using the Contract as the only security for the loan. The Contract Owner may at any time after the first Contract Year obtain Contract loans in a minimum amount of $100 but Contract loans can not exceed in the total 90% of the excess of Accumulated Value over any Decrease Charge on the date of any loan. Loans have priority over the claims of any assignee or other person. The loan may be repaid in full or in part at any time while the Insured is living.

LBVIP will allocate a Contract loan among the Subaccounts of the Variable Account in the same proportion that the Contract's Accumulated Value in each Subaccount bears to the Contract's total Accumulated Value in the Variable Account, as of the day on which the request is received or, if that is not a Valuation Date, on the next following Valuation Date. With LBVIP's approval, the Contract Owner can select a different allocation.

Loans will normally be paid within seven days after receipt of Written Notice. Postponement of loans may take place under certain circumstances.

The interest rate charged on Contract loans accrues daily at an annual rate of 7.4%, payable in advance, which is equivalent to 8% per year. Loan interest is calculated on a prepaid basis, and is payable in advance at the time any Contract loan is made (for the remainder of the Contract Year) and at the beginning of each Contract Year thereafter (for that entire Contract
Year). If interest is not paid when due, it will be added to the loan balance and will bear interest at the same rate. If death or full surrender occurs before the next Contract Anniversary, unearned interest will be added to the proceeds payable.

Accumulated Value equal to the portion of the Contract loan allocated to each Subaccount will be transferred from the Subaccount to the Loan Account, thereby reducing the Contract's Accumulated Value in that Subaccount.

Like total or partial surrenders, Contract loans are a means of withdrawing Accumulated Value from the Contract. LBVIP believes that under current laws, Contract loans should be treated as debt owed by the Contract Owner and not as taxable income. A total or partial surrender may, however, have tax consequences depending on the circumstances of such withdrawal.


CONTRACT LAPSE

The failure to make a Schedule Premium payment will not itself cause a Contract to lapse. Subject to the Death Benefit Guarantee, lapse will only occur when (a) the Surrender Value is insufficient to cover the Monthly Deduction or (b) Contract Debt exceeds the Accumulated Value less any Decrease Charge, and in either case if a grace period expires without a sufficient payment. Even if the Cash Surrender Value is insufficient to cover the Monthly Deduction, the Contract will not lapse if the Death Benefit Guarantee is in effect.

Because unearned prepaid loan interest will not be included in Contract Debt, the Cash Surrender Value (which is Accumulated Value less any Contract Debt and any Decrease Charge) will always include any unearned prepaid loan interest. This means that, in effect, unearned prepaid loan interest will be applied to keep the Contract in force because this amount will be available to pay the Monthly Deduction and because the grace period for the Contract does not commence until the Cash Surrender Value is insufficient to cover the Monthly Deduction. Any payment made by the Contract Owner after unearned prepaid loan interest has been applied in this manner will first be used to replace unearned prepaid loan interest so applied.

The Contract provides for a 61-day grace period. Thus, the Contract does not lapse, and the insurance coverage continues, until the expiration of a grace period after the Monthly Anniversary on which (a) Cash Surrender Value is insufficient to pay the Monthly Deduction chargeable on that Monthly Anniversary or (b) Contract Debt exceeds the Accumulated Value less any Decrease Charge.

When the Contract enters the grace period, LBVIP will notify the Contract Owner. Any Accumulated Value in the Subaccounts for this contract will be transferred to the general account until we receive the required payment. The Contract Owner will then have 61 days, measured from the date notice is mailed to the Contract Owner, to make sufficient payments. The notice will specify the payment required to keep the Contract in force and the length of the grace period. Failure to make a sufficient payment within the grace period will result in lapse of the Contract without value.

If the Insured dies during the grace period, the proceeds under the Contract will equal the amount of the Death Benefit and any additional life insurance benefits on the Insured provided by rider as of the Monthly Anniversary on or immediately preceding the commencement of the grade period, reduced by any Contract Debt and any unpaid Monthly Deductions.

If a sufficient payment is not made during the grace period, the Contract will lapse without value and insurance coverage will end as of the expiration of the grace period. The Contract will have no Accumulated Value or Cash Surrender Value upon lapse.

On any Monthly Anniversary when the Death Benefit Guarantee is in effect, the Contract will not lapse.


TRANSFERS

Accumulated Value may be transferred among the Subaccounts of the Variable Account. The total amount transferred each time must be at least $500 (unless the total Accumulated Value in a Subaccount is less than $500, in which case the entire amount may be transferred). LBVIP will process transfers and determine all values in connection with transfers on the day on which the transfer request is received.

After two transfers have been made in any Contract Year, a transfer charge of $10 will be deducted from each subsequent amount transferred during the remainder of such Contract Year. LBVIP may increase this charge to an amount not exceeding $20. Transfers resulting from Contract loans, the exercise of exchange privileges, the initial reallocation of Accumulated Value from LBVIP's General Account to the Variable Account, or the reallocation of Accumulated Value from the Money Market Subaccount following the 60-day period after the Contract Date, will not be subject to a transfer charge and will not count against the two free transfers in any Contract Year. All transfers included in a request are treated as one transfer transaction. Under present law, transfers are not taxable transactions.




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